                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                VARIFLEX, INC.
                               (Name of Issuer)

                                VARIFLEX, INC.
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                   922242102
                     (CUSIP Number of Class of Securities)

                              Raymond H. Losi, II
                                Variflex, Inc.
            5152 North Commerce Avenue, Moorpark, California  93021
                                (805) 523-0322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                  COPIES TO:

                            MICHAEL C. COHEN, ESQ.
                              VICTOR H. SIM, ESQ.
                            MELODY N. TORBATI, ESQ.
                            Morrison & Foerster LLP
                        555 West 5th Street, 35th Floor
                        Los Angeles, California  90013
                                (213) 892-5200

                               December 11, 1998
    (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

     Transaction Valuation/1/:                     Amount of Filing Fee:
           $6,000,000                                     $1,200

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount previously paid:       N/A            Filing Party:      N/A
                         --------------                    --------------
Form or Registration No.:     N/A            Date File:         N/A
                         --------------                    --------------




----------------------
/1/ Calculated as the aggregate estimated maximum purchase price to be paid for up to 1,000,000 shares to be purchased in the Offer.

ITEM 1.   SECURITY AND ISSUER.

     (a) The name of the issuer (the "Issuer") and the address of the principal executive office of the Issuer is:

          Variflex, Inc.
          5152 North Commerce Avenue
          Moorpark, California  93021

     (b) As of December 15, 1998, 6,025,397 shares of the Issuer's common stock, $.001 par value per share (the "Shares"), were outstanding. The Issuer seeks to purchase up to 1,000,000 Shares that are properly tendered at a price not less than $5.00 and not more than $6.00 per share (the "Purchase Price"), pursuant to a modified Dutch auction, as described in the Offer to Purchase attached as Exhibit 9(a)(1) (the "Offer"). The Issuer may purchase less than
            ---------------
1,000,000 Shares if less than 1,000,000 Shares are properly tendered at or below the Purchase Price selected by the Issuer. However, the Issuer will purchase at least 200,000 Shares that are properly tendered (or such lesser amount as are properly tendered) for the single lowest per Share Purchase Price that will enable the Issuer to acquire those Shares. The Issuer has been informed that no directors, executive officers or affiliates of the Issuer intend to tender Shares pursuant to the Offer.

     (c) The Shares are traded principally on Nasdaq under the symbol "VFLX." The following table sets forth for the periods indicated the high and low closing per Share sales prices on Nasdaq Composite Tape as reported in published financial sources:



Fiscal Year                                                             High                         Low
-----------                                                             ----                         ---
1997

   First Quarter (ended October 31, 1996)                              6 7/8                         5 3/8

   Second Quarter (ended January 31, 1997)                             6 1/4                         4 3/8

   Third Quarter (ended April 30, 1997)                                6                             4 5/8

   Fourth Quarter (ended July 31, 1997)                                5 5/8                         4 1/2

1998

   First Quarter (ended October 31, 1997)                              5                             3 3/4

   Second Quarter (ended January 31, 1998)                             6 13/16                       3 7/8

   Third Quarter (ended April 30, 1998)                                6 1/4                         4 13/16

   Fourth Quarter (ended July 31, 1998)                                6                             4 3/4

1999

   First Quarter (ended October 31, 1998)                              5 1/8                         4 1/8

   (d)  Not applicable.

ITEM 2.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The Issuer expects to pay an estimated maximum of $6,000,000 in cash for the Shares, which the Issuer has available in cash and marketable securities.

     (b) The Issuer does not expect to borrow any portion of the consideration to be paid for the Shares.

ITEM 3.   PURPOSE OF TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR
          AFFILIATE.

     (a) The Board of Directors believes that the Issuer's financial condition and outlook and current market conditions, including recent prices of the Shares, makes this an attractive time to repurchase a portion of the outstanding Shares. In the view of the Board of Directors, the Offer represents a significant acceleration of what would otherwise have been a continuing and extended share repurchase program and an attractive investment and use of the Issuer's cash and marketable securities. The Board of Directors believes that the purchase of Shares at this time is consistent with the Issuer's long term goal of increasing stockholder value. The Board of Directors also believes that it is in the best interests of stockholders for the Issuer to provide liquidity to stockholders without the transaction costs associated with market sale of shares on the secondary market.

     The Company is providing stockholders with liquidity that is not present in the secondary market that exists for the Shares. The average daily volume during the past six months of the Company's Shares has been approximately 7,500 Shares. The Offer provides stockholders with the opportunity to sell Shares in quantities larger than the existing market has indicated it has capacity to absorb without eroding per Share price levels.

     The Issuer does not intend to (a) dispose of any of the Shares or any other securities of the Issuer to any person (other than awarding stock options to certain employees under the Issuer's stock option plans); (b) engage in any extraordinary corporate transaction, such as a merger, reorganization or liquidation; (c) sell or transfer a material amount of the assets of the Issuer or any of its subsidiaries; (d) change in any way the present Board of Directors or management of the Issuer; (e) make any material change in the present dividend rate or policy or indebtedness or capitalization or the Issuer; (f) make any other material change in the Issuer's corporate structure or business;
(g) change the Issuer's charter, bylaws or instruments corresponding thereto or take other actions that might impede the acquisition of control of the Issuer by any person; (h) cause the class of equity security of the Issuer to be delisted from The Nasdaq National Market or from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) cause a class of equity security of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) suspend the Issuer's obligations to file reports pursuant to Section 15(d) of the Exchange Act.

ITEM 4.   INTEREST IN SECURITIES OF THE ISSUER.

     Based upon the Issuer's records and upon information provided to the Issuer by its directors, executive officers and affiliates, neither the Issuer nor any of its subsidiaries nor, to the Issuer's knowledge, any of the directors, executive officers or affiliates of the Issuer, nor any associates of the foregoing, has effected any transaction in the Shares during the forty business days prior to the date hereof.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     There are no contracts, arrangements, understandings or relationships relating, directly or indirectly, to the Offer under Rule 13e-4 (whether or not legally enforceable) between the Issuer (including any executive officer, director or controlling shareholder of the Issuer or any subsidiary thereof) and any other person with respect to any securities of the Issuer.

ITEM 6.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company will pay approximately $15,000 to American Stock Transfer & Trust Company for soliciting Shares pursuant to the Offer. The Company will also, on request, reimburse American Stock Transfer & Trust Company for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. American Stock Transfer & Trust Company has been authorized to act as the Company's agent for purposes of the Offer. No other person has been or is expected to be employed, retained or compensated by the Issuer or by any other person on behalf of the Issuer to make solicitations or recommendations in connection with the Offer.

ITEM 7.   FINANCIAL INFORMATION.

     (a) The following financial data of the Issuer are included within the Offer to Purchase attached as Exhibit 9(a)(1):
                              ---------------

     1. Audited financial statements for the two fiscal years ended July 31, 1998 and July 31, 1997 are incorporated herein by reference to the Form 10-K of the Issuer for the period ended July 31, 1998;

     2. Unaudited balance sheets and comparative year-to-date statements of operations and statements of cash flows and related earnings per share amounts are incorporated by reference to the Issuer's most recent quarterly report filed on the Form 10-Q for the quarter ended October 31, 1998;

     3. The Company has concluded that the ratio of earnings to fixed charges for the two most recent fiscal years and the interim periods set forth above is not material and not applicable; and

     4. The book value per share as of October 31, 1998 and 1997, and July 31, 1998 and 1997 is shown on the Summary Historical Financial Information on page 11 of the Offer to Purchase attached as Exhibit 9(a)(1).
                                                          ---------------

     (b) The Offer to Purchase includes pro forma financial data to demonstrate the effect of the tender offer on the financial information provided under Item 7(a) above, commencing on page 12 therein.

ITEM 8.   ADDITIONAL INFORMATION.

     (a)  None.

     (b)  None.

     (c)  Not applicable.

     (d)  None.

     (e)  The Offer to Purchase attached hereto as Exhibit 9(a)(1) and the
                                                   ---------------
exhibits thereto are incorporated herein by reference in their entirety.

ITEM 9.   MATERIALS TO BE FILED AS EXHIBITS.

     (a) The tender offer documents sent or given to security holders by the Issuer are attached hereto as the following exhibits:


          Exhibit Number        Description
          --------------        -----------
              99.1              Offer to Purchase, dated December 18, 1998.
              99.2              Letter of Transmittal.
              99.3              Notice of Guaranteed Delivery.
              99.4              Instruction Letter for Brokers

     (b)  There is no loan agreement pursuant to Item 2 of this Schedule.

     (c) There are no contracts, arrangements, understandings or relationships referred to in Items 5 or 8(a) of this Schedule.

     (d) No written opinion has been prepared by legal counsel at the request of the Issuer pertaining to the tax consequences of the tender offer.

     (e) No securities of the Issuer have been or are to be registered under the Securities Act of 1933, as amended in connection with an exchange offer.

     (f) One or more of the officers of the Issuer may orally solicit security holders on behalf of the Issuer, but no written instruction, form or other material has been furnished to such persons for their use, directly or indirectly, in connection with the tender offer.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    VARIFLEX, INC.

                                    By: /s/ Raymond H. Losi, II
                                        ----------------------------------------
                                                  Raymond H. Losi, II,
                                                Chief Executive Officer

Dated:  December 18, 1998